        FORM 6-K
         SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549

            Report of Foreign Issuer

                 Pursuant to Rule 13a-16 or 15d-16
                of the Securities Exchange Act of 1934

             For the month of July 2013

                 Commission File Number: 001-02413

               Canadian National Railway Company
                   (Translation of registrant’s name into English)

                      935 de la Gauchetiere Street West
                Montreal, Quebec
                 Canada H3B 2M9
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F ____                                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item1
News Release dated July 22, 2013 entitled, "CN reports Q2-2013 net income of C$717 million, or C$1.69 per diluted share"
"Adjusted Q2-2013 net income was C$704 million, with adjusted diluted EPS rising 11 per cent to C$1.66 (1)"

Item2	Unaudited Interim Financial Statements and Notes thereto

Item 1

North America’s Railroad

NEWS RELEASE

CN reports Q2-2013 net income of C$717 million,
or C$1.69 per diluted share

Adjusted Q2-2013 net income was C$704 million, with adjusted diluted EPS rising 11 per cent to C$1.66 (1)

MONTREAL, July 22, 2013 — CN (TSX: CNR)(NYSE: CNI) today reported its financial and operating results for the second quarter and six-month period ended June 30, 2013.

Second-quarter 2013 highlights
•
Second-quarter 2013 net income was C$717 million, or C$1.69 per diluted share, compared with net income of C$631 million, or C$1.44 per diluted share, for second-quarter 2012.  The second-quarter 2013 results included a net gain of C$13 million (C$0.03 per diluted share) resulting from a gain on a non-monetary transaction with another railway that was partly offset by the effect of the enactment of higher provincial corporate income tax rates.

•	Excluding the net gain, Q2-2013 adjusted diluted earnings per share (EPS) increased 11 per cent to C$1.66 from Q2-2012 adjusted diluted EPS of C$1.50. (1)
•	Revenues for the latest quarter increased five per cent to C$2,666 million, driven by a five per cent increase in revenue ton-miles and a two per cent increase in carloadings.
•	Operating income increased six per cent to C$1,042 million.
•	Operating ratio improved by 0.4 of a point to 60.9 per cent.
•	Free cash flow totalled C$437 million for the first half of 2013, compared with free cash flow of C$703 million in the comparable period of 2012. (1)

Claude Mongeau, president and chief executive officer, said: “We executed strongly during the second quarter, with service and operating metrics on a steady improvement trend. This performance underscores our agenda of Operational and Service Excellence, which is key to achieve solid revenue growth at low incremental cost.

“Looking forward, despite slower volume growth than anticipated, the CN team will maintain a keen focus on growing revenues faster than the overall economy as well as on tightly managing costs to meet our full-year financial outlook.”

2013 financial outlook (2)
CN is maintaining the 2013 financial outlook issued on Jan. 22, 2013, as well as the plan to invest approximately C$2 billion in capital programs in 2013, which was revised upward from C$1.9 billion on April 22, 2013.

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. As such, the Company’s results are affected by exchange-rate fluctuations. On a constant currency basis that excludes the impact of fluctuations in foreign currency exchange rates, CN’s second-quarter 2013 net income would have been lower by C$4 million, or C$0.01 per diluted share. (1)

Second-quarter 2013 revenues, traffic volumes and expenses
The five per cent rise in second-quarter revenues was mainly attributable to freight rate increases; higher freight volumes due to strong energy markets, market share gains, as well as growth in the North American economy; and the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues. CN’s fuel surcharge had a minimal overall impact on the results as higher volumes were offset by a decrease in applicable fuel prices.

Revenues increased for petroleum and chemicals (18 per cent), grain and fertilizers (five per cent), metals and minerals (four per cent), forest products (four per cent), and intermodal (three per cent). Coal revenues were flat and automotive revenues declined by three per cent.

Carloads increased by two per cent while revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, increased five per cent over the same quarter in 2012.

Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased one per cent over the second quarter of 2012, driven by freight rate increases and the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues, partly offset by an increase in the average length of haul and the impact of a lower fuel surcharge.

Operating expenses increased four per cent in the second quarter of 2013, mainly due to increased purchased services and material expense, higher fuel costs, and higher depreciation and amortization.

(1)	See discussion and reconciliation of non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.

(2)	See Forward-Looking Statements for a summary of the key assumptions and risks regarding CN’s 2013 outlook.

Forward-Looking Statements

Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided guidance that are non-GAAP financial measures, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

Current assumptions

CN maintains the 2013 financial outlook it issued on Jan. 22, 2013, as well as its plan to invest approximately C$2 billion in capital programs in 2013, which it revised upward from C$1.9 billion on April 22, 2013. Approximately C$1.1 billion of the total expenditure will be targeted on track infrastructure to maintain a safe and fluid railway network. In addition, the Company will invest in projects to support a number of productivity and growth initiatives.

CN made a number of economic and market assumptions in preparing its 2013 outlook. The Company is forecasting that North American industrial production for the year will increase by about two per cent. CN also expects U.S. housing starts to be approximately 950,000 units, and U.S. motor vehicles sales to be approximately 15 million units. In addition, CN is assuming that 2013/2014 grain crop production in both Canada and the U.S. will be in-line with their respective five-year averages. With these assumptions, CN now assumes carload growth of two to three per cent, down from three to four per cent, along with continued pricing improvement above inflation. CN also now assumes the Canadian-U.S. exchange rate to be in the range of C$0.95-C$1.00 for 2013, versus the previous assumption of around parity, and that the price of crude oil (West Texas Intermediate) for the year to be in the range of US$90-$100 per barrel.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN is a true backbone of the economy, transporting approximately C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network spanning Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico. CN – Canadian National Railway Company, along with its operating railway subsidiaries -- serves the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Janet Drysdale
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP) - unaudited
(In millions, except per share data)

Item 2

	Three months ended		Six months ended
	June 30		June 30
	2013	2012	2013	2012

Revenues	$2,666	$2,543	$5,132	$4,889

Operating expenses
Labor and fringe benefits	498	504	1,067	1,013
Purchased services and material	341	305	669	604
Fuel	402	379	807	755
Depreciation and amortization	250	230	485	460
Equipment rents	68	59	136	121
Casualty and other	65	81	146	158
Total operating expenses	1,624	1,558	3,310	3,111

Operating income	1,042	985	1,822	1,778

Interest expense	(88)	(86)	(177)	(172)

Other income (Note 3)	28	9	70	302
Income before income taxes	982	908	1,715	1,908

Income tax expense (Note 7)	(265)	(277)	(443)	(502)
Net income	$717	$631	$1,272	$1,406

Earnings per share (Note 10)
Basic	$1.69	$1.44	$2.99	$3.20
Diluted	$1.69	$1.44	$2.98	$3.18

Weighted-average number of shares
Basic	423.1	437.2	424.9	439.1
Diluted	424.6	439.5	426.4	441.5
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (U.S. GAAP) - unaudited
(In millions)

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012

Net income	$717	$631	$1,272	$1,406

Other comprehensive income
Foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	225	128	355	11
Translation of US dollar-denominated long-term debt designated
as a hedge of the net investment in U.S. subsidiaries	(202)	(125)	(320)	(13)

Pension and other postretirement benefit plans (Note 6):
Amortization of net actuarial loss included in net periodic
benefit cost (income)	54	31	113	62
Amortization of prior service cost included in net periodic
benefit cost (income)	2	2	3	4

Other comprehensive income before income taxes	79	36	151	64
Income tax recovery (expense)	14	9	12	(14)
Other comprehensive income (Note 11)	93	45	163	50
Comprehensive income	$810	$676	$1,435	$1,456
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP) - unaudited
(In millions)

	June 30	December 31	June 30
	2013	2012	2012

Assets

Current assets:
Cash and cash equivalents	$87	$155	$345
Restricted cash and cash equivalents (Note 4)	497	521	472
Accounts receivable (Note 4)	876	831	833
Material and supplies	330	230	277
Deferred and receivable income taxes	34	43	47
Other	81	89	85
Total current assets	1,905	1,869	2,059

Properties	25,305	24,541	24,078
Intangible and other assets	335	249	329

Total assets	$27,545	$26,659	$26,466

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and other	$1,469	$1,626	$1,609
Current portion of long-term debt (Note 4)	1,322	577	784
Total current liabilities	2,791	2,203	2,393

Deferred income taxes	5,867	5,555	5,629
Pension and other postretirement benefits, net of current portion	594	784	576
Other liabilities and deferred credits	767	776	713
Long-term debt	6,141	6,323	5,991

Shareholders’ equity:
Common shares	4,063	4,108	4,132
Accumulated other comprehensive loss (Note 11)	(3,094)	(3,257)	(2,789)
Retained earnings	10,416	10,167	9,821

Total shareholders’ equity	11,385	11,018	11,164

Total liabilities and shareholders’ equity	$27,545	$26,659	$26,466
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP) - unaudited
(In millions)

	Three months ended		Six months ended
	June 30		June 30
	2013	2012	2013	2012

Common shares (1)
Balance, beginning of period	$4,088	$4,153	$4,108	$4,141
Stock options exercised and other	10	22	27	78
Share repurchase programs (Note 4)	(35)	(43)	(72)	(87)
Balance, end of period	$4,063	$4,132	$4,063	$4,132

Accumulated other comprehensive loss
Balance, beginning of period	$(3,187)	$(2,834)	$(3,257)	$(2,839)
Other comprehensive income	93	45	163	50
Balance, end of period	$(3,094)	$(2,789)	$(3,094)	$(2,789)

Retained earnings
Balance, beginning of period	$10,211	$9,679	$10,167	$9,378
Net income	717	631	1,272	1,406
Share repurchase programs (Note 4)	(330)	(326)	(658)	(635)
Dividends	(182)	(163)	(365)	(328)
Balance, end of period	$10,416	$9,821	$10,416	$9,821
See accompanying notes to unaudited consolidated financial statements.

(1)
During the three and six months ended June 30, 2013, the Company issued 0.2 million and 0.6 million common shares, respectively, as a result of stock options exercised and repurchased 3.6 million and 7.5 million common shares, respectively, under its current share repurchase program. At June 30, 2013, the Company had 421.5 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP) - unaudited
(In millions)

	Three months ended		Six months ended
	June 30		June 30
	2013	2012	2013	2012

Operating activities
Net income	$717	$631	$1,272	$1,406
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	250	230	485	460
Deferred income taxes	73	78	156	272
Gain on disposal of property (Note 3)	(29)	-	(69)	(281)
Changes in operating assets and liabilities:
Accounts receivable	39	(56)	(20)	(12)
Material and supplies	(38)	(15)	(95)	(76)
Accounts payable and other	118	290	(203)	90
Other current assets	14	19	11	(11)
Pensions and other, net	(81)	34	(153)	(512)
Net cash provided by operating activities	1,063	1,211	1,384	1,336

Investing activities
Property additions	(418)	(389)	(646)	(613)
Disposal of property (Note 3)	-	-	52	311
Change in restricted cash and cash equivalents	15	27	24	27
Other, net	(8)	(4)	(2)	(2)
Net cash used in investing activities	(411)	(366)	(572)	(277)

Financing activities
Issuance of debt (Note 4)	872	554	2,132	1,631
Repayment of debt	(1,043)	(723)	(1,972)	(1,468)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	9	19	23	73
Repurchase of common shares (Note 4)	(351)	(369)	(712)	(722)
Dividends paid	(182)	(163)	(365)	(328)
Net cash used in financing activities	(695)	(682)	(894)	(814)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	2	-	14	(1)
Net increase (decrease) in cash and cash equivalents	(41)	163	(68)	244
Cash and cash equivalents, beginning of period	128	182	155	101
Cash and cash equivalents, end of period	$87	$345	$87	$345

Supplemental cash flow information
Net cash receipts from customers and other	$2,656	$2,541	$5,165	$4,920
Net cash payments for:
Employee services, suppliers and other expenses	(1,241)	(1,233)	(2,913)	(2,767)
Interest	(84)	(76)	(174)	(186)
Personal injury and other claims	(14)	(14)	(28)	(44)
Pensions (Note 6)	(109)	(5)	(210)	(558)
Income taxes	(145)	(2)	(456)	(29)
Net cash provided by operating activities	$1,063	$1,211	$1,384	$1,336
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 - Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at June 30, 2013, December 31, 2012 and June 30, 2012, and its results of operations, changes in shareholders’ equity and cash flows for the three and six months ended June 30, 2013 and 2012.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2012 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and the 2012 Annual Consolidated Financial Statements and Notes thereto.

Note 2 - Accounting change

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. ASU 2013-02 added new disclosure requirements to Accounting Standards Codification (ASC) 220, Comprehensive Income, for items reclassified out of accumulated other comprehensive income (AOCI) effective for reporting periods beginning after December 15, 2012. It requires entities to disclose additional information about amounts reclassified out of AOCI by component including changes in AOCI balances and significant items reclassified out of AOCI by the respective line items of net income. The Company has adopted ASU 2013-02 for the reporting period beginning January 1, 2013 and the prescribed disclosures are presented in Note 11 - Accumulated other comprehensive income (loss).

Note 3 - Disposal of property

2013 – Exchange of easements
On June 8, 2013, the Company entered into an agreement with another Class I railroad to exchange perpetual railroad operating easements including the track and roadway assets on specific rail lines (collectively the “exchange of easements”) without monetary consideration. The Company has accounted for the exchange of easements at fair value pursuant to FASB ASC 845, Nonmonetary Transactions. The transaction resulted in a gain on exchange of easements of $29 million ($18 million after-tax) that was recorded in Other income.

2013 – Disposal of Lakeshore West
On March 19, 2013, the Company entered into an agreement with Metrolinx to sell a segment of the Oakville subdivision in Oakville and Burlington, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), for cash proceeds of $52 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore West at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $40 million ($36 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2012 – Disposal of Bala-Oakville
On March 23, 2012, the Company entered into an agreement with Metrolinx to sell a segment of the Bala and a segment of the Oakville subdivisions in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Bala-Oakville”), for cash proceeds of $311 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Bala-Oakville at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $281 million ($252 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 4 - Financing activities

Revolving credit facility
The Company has an $800 million revolving credit facility agreement with a consortium of lenders. The agreement, which contains customary terms and conditions, allows for an increase in the facility amount, up to a maximum of $1,300 million, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company exercised such option and on March 22, 2013, the expiry date of the agreement was extended by one year to May 5, 2018. The Company plans to use the credit facility for working capital and general corporate purposes, including backstopping its commercial paper program. As at June 30, 2013, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2012).

Commercial paper
The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at June 30, 2013, the Company had total borrowings of $554 million presented in Current portion of long-term debt on the Consolidated Balance Sheet (nil as at December 31, 2012). The weighted-average interest rate on these borrowings was 1.14%.

Accounts receivable securitization program
On December 20, 2012, the Company entered into a three-year agreement, commencing on February 1, 2013, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes by the unrelated trusts.
The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month. Subject to customary indemnifications, each trust’s recourse is limited to the accounts receivable transferred.
The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the program is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors the reporting requirements and is currently not aware of any trends, events or conditions that could cause such termination.
The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing including its revolving credit facility and commercial paper program, and/or access to capital markets.
The Company accounts for its accounts receivable securitization program under ASC 860, Transfers and Servicing. Based on the structure of the program, the Company accounts for the proceeds as a secured borrowing. As such, as at June 30, 2013, the Company recorded $270 million of proceeds received under the accounts receivable securitization program in the Current portion of long-term debt on the Consolidated Balance Sheet at a weighted-average interest rate of 1.16% which is secured by and limited to $308 million of accounts receivable.

Bilateral letter of credit facilities and Restricted cash and cash equivalents
The Company has a series of bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. On March 22, 2013, the expiry date of these agreements was extended by one year to April 28, 2016. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at June 30, 2013, the Company had letters of credit drawn of $527 million ($551 million as at December 31, 2012) from a total committed amount of $559 million ($562 million as at December 31, 2012) by the various banks. As at June 30, 2013, cash and cash equivalents of $497 million ($521 million as at December 31, 2012) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Share repurchase programs
On October 22, 2012, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to $1.4 billion in common shares, not to exceed 18.0 million common shares, between October 29, 2012 and October 28, 2013 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.
The following table provides the activity under such share repurchase program as well as the share repurchase programs of the prior year:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2013	2012	2013	2012
Number of common shares repurchased (1)	3.6	4.5	7.5	9.2
Weighted-average price per share (2)	$101.04	$82.96	$97.43	$78.92
Amount of repurchase	$365	$369	$730	$722
(1)	Includes common shares purchased in the first quarters of 2013 and 2012 pursuant to private agreements between the Company and arm's length third-party sellers.
(2)	Includes brokerage fees.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 5 - Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 10 – Stock plans to the Company’s 2012 Annual Consolidated Financial Statements. The following table provides total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the three and six months ended June 30, 2013 and 2012.

	Three months ended June 30		Six months ended June 30
In millions	2013	2012	2013	2012

Cash settled awards
Restricted share unit plan (1)	$11	$21	$21	$30
Voluntary Incentive Deferral Plan (VIDP)	(1)	9	13	10
	10	30	34	40
Stock option awards	2	3	4	5
Total stock-based compensation expense	$12	$33	$38	$45

Tax benefit recognized in income	$2	$8	$8	$9

(1)
The six months ended June 30, 2013 includes the reversal of approximately $20 million of stock-based compensation expense related to the forfeiture of restricted share units by the Company’s former Chief Executive Officer and Chief Operating Officer.

Cash settled awards
Following approval by the Board of Directors in January 2013, the Company granted 0.4 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital over the plan period.

Payout is conditional upon the attainment of a minimum share price calculated using the average of the last three months of the plan period. In addition, commencing at various dates, for senior and executive management employees (“executive employees”), payout is conditional on compliance with the conditions of their benefit plans, award or employment agreements, including but not limited to non-compete, non-solicitation, and non-disclosure of confidential information conditions. Current or former executive employees who breach such conditions of their benefit plans, award or employment agreements will forfeit the RSU payout. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their benefit plans, award or employment agreement, the Company may at its discretion change the manner of vesting of the RSUs to suspend payout on any RSUs pending resolution of such matter.

As at June 30, 2013, 0.1 million RSUs remained authorized for future issuance under this plan.

In February 2013, the Company entered into confidential agreements to settle compensation amounts subject to non-compete and non-solicitation with its former Chief Executive Officer (CEO) and Chief Operating Officer (COO). As a result, in the quarter ended March 31, 2013, the stock-based compensation liability was reduced by approximately $20 million.

The following table provides the 2013 activity for all cash settled awards:

	RSUs			VIDP
In millions	Nonvested	Vested		Nonvested	Vested
Outstanding at December 31, 2012	0.9	0.7	(1)	-	1.4
Granted (Payout)	0.4	(0.5)		-	(0.3)
Forfeited/Settled	(0.1)	(0.2)	(1)	-	-
Outstanding at June 30, 2013	1.2	-		-	1.1

(1)	The balance outstanding at December 31, 2012 included the units of the RSU payout otherwise due to the Company’s former CEO that were in dispute that were settled in the first quarter of 2013.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated	RSUs (1)					VIDP (2)		Total

Year of grant	2013	2012	2011	2010	2009

Stock-based compensation expense
recognized over requisite service period
Six months ended June 30, 2013 (3)	$7	$15	$12	$(4)	$(9)	$13		$34
Six months ended June 30, 2012	N/A	$6	$12	$12	$-	$10		$40

Liability outstanding
June 30, 2013	$7	$39	$58	$-	$-	$135		$239
December 31, 2012	N/A	$24	$45	$70	$18	$134		$291

Fair value per unit
June 30, 2013 ($)	$68.86	$91.61	$101.55	N/A	N/A	$102.40		N/A

Fair value of awards vested during the period
Six months ended June 30, 2013	$-	$-	$-	$-	N/A	$1		$1
Six months ended June 30, 2012	N/A	$-	$-	$-	N/A	$1		$1

Nonvested awards at June 30, 2013
Unrecognized compensation cost	$19	$19	$7	$-	N/A	$2		$47
Remaining recognition period (years)	2.5	1.5	0.5	N/A	N/A	N/A	(4)	N/A

Assumptions (5)
Stock price ($)	$102.40	$102.40	$102.40	N/A	N/A	$102.40		N/A
Expected stock price volatility (6)	16%	16%	14%	N/A	N/A	N/A		N/A
Expected term (years) (7)	2.5	1.5	0.5	N/A	N/A	N/A		N/A
Risk-free interest rate (8)	1.26%	1.17%	1.05%	N/A	N/A	N/A		N/A
Dividend rate ($) (9)	$1.72	$1.72	$1.72	N/A	N/A	N/A		N/A

(1)		Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.
(2)		Compensation cost is based on intrinsic value.
(3)		Includes the reversal of stock-based compensation expense related to the forfeiture of restricted share units by the Company’s former CEO and COO.
(4)		The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.
(5)		Assumptions used to determine fair value are at June 30, 2013.
(6)		Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(7)		Represents the remaining period of time that awards are expected to be outstanding.
(8)		Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(9)		Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Stock option awards
Following approval by the Board of Directors in January 2013, the Company granted 0.5 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At June 30, 2013, 10.1 million common shares remained authorized for future issuances under this plan. The total number of options outstanding at June 30, 2013 was 4.0 million.

The following table provides the activity of stock option awards during 2013, and for options outstanding and exercisable at June 30, 2013, the weighted-average exercise price and the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on June 30, 2013 at the Company’s closing stock price of $102.40.

	Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2012 (1)	4.3	$52.09
Granted	0.5	$94.94
Forfeited/Cancelled	(0.2)	$70.86
Exercised	(0.6)	$37.52
Outstanding at June 30, 2013 (1)	4.0	$60.94	6.2	$166
Exercisable at June 30, 2013 (1)	2.6	$50.47	5.0	$137
(1) Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2013	2012	2011	2010	2009	2008	Total

Stock-based compensation expense
recognized over requisite service period (1)
Six months ended June 30, 2013	$2	$1	$1	$-	$-	$-	$4
Six months ended June 30, 2012	N/A	$2	$1	$1	$1	$-	$5

Fair value per unit
At grant date ($)	$17.04	$15.49	$15.66	$13.09	$12.60	$12.44	N/A

Fair value of awards vested during the period
Six months ended June 30, 2013	$-	$2	$3	$2	$4	$-	$11
Six months ended June 30, 2012	N/A	$-	$2	$2	$4	$3	$11

Nonvested awards at June 30, 2013
Unrecognized compensation cost	$6	$3	$1	$1	$-	$-	$11
Remaining recognition period (years)	3.5	2.5	1.5	0.5	-	-	N/A

Assumptions
Grant price ($)	$94.94	$76.70	$68.94	$54.76	$42.14	$48.51	N/A
Expected stock price volatility (2)	23%	26%	26%	28%	39%	27%	N/A
Expected term (years) (3)	5.4	5.4	5.3	5.4	5.3	5.3	N/A
Risk-free interest rate (4)	1.41%	1.33%	2.53%	2.45%	1.97%	3.58%	N/A
Dividend rate ($) (5)	$1.72	$1.50	$1.30	$1.08	$1.01	$0.92	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.

(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(5)	Based on the annualized dividend rate.

Note 6 - Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management (“executive employees”) subject to certain minimum service and age requirements, are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements (SRS), the Supplemental Executive Retirement Plan (SERP) or the Defined Contribution Supplemental Executive Retirement Plan (DC SERP). Executive employees who breach the non-compete, non-solicitation and non-disclosure of confidential information conditions of the SRS, SERP or DC SERP plans or other employment agreement will forfeit the retirement benefit under these plans. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their SRS, SERP, or DC SERP plan or other employment agreement, the Company may at its discretion withhold or suspend payout of the retirement benefit pending resolution of such matter.

On February 4, 2013, the Company’s COO resigned to join the Company’s major competitor in Canada. As a result, compensation amounts accumulated under non-registered pension plans subject to non-compete and non-solicitation agreements were forfeited. The Company will record an actuarial gain related to the amounts forfeited upon the completion of its next actuarial valuation for accounting purposes, as at December 31, 2013.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

For the three and six months ended June 30, 2013 and 2012, the components of net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit cost (income) for pensions

	Three months ended		Six months ended
	June 30		June 30
In millions	2013	2012	2013	2012
Service cost	$37	$36	$78	$72
Interest cost	165	184	329	368
Settlement gain	-	-	(1)	-
Expected return on plan assets	(240)	(248)	(479)	(496)
Amortization of prior service cost	1	1	2	2
Amortization of net actuarial loss	54	31	113	62
Net periodic benefit cost	$17	$4	$42	$8

(b) Components of net periodic benefit cost for other postretirement benefits

	Three months ended		Six months ended
	June 30		June 30
In millions	2013	2012	2013	2012
Service cost	$-	$1	$1	$2
Interest cost	3	3	5	6
Amortization of prior service cost	1	1	1	2
Net periodic benefit cost	$4	$5	$7	$10

Company contributions to its various pension plans are made in accordance with the applicable legislation in Canada and the United States (U.S.) and are determined by actuarial valuations. Actuarial valuations are required on an annual basis both in Canada and the U.S. The actuarial valuations for funding purposes for the Company’s Canadian pension plans, based on a valuation date of December 31, 2012, were filed in June 2013 and identified a going-concern surplus of approximately $1.4 billion and a solvency deficit of approximately $2.1 billion calculated using the three-year average of the Company’s hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. Under Canadian legislation, the solvency deficit is required to be funded through special solvency payments, for which each annual amount is equal to one fifth of the solvency deficit, and is re-established at each valuation date.
Pension contributions made in the first six months of 2013 and 2012 of $210 million and $558 million, respectively, mainly represent contributions to the Company’s main pension plan, the CN Pension Plan and include voluntary contributions of $100 million and $450 million, respectively. The pension contributions also include contributions for the current service cost as determined under the Company’s current actuarial valuations for funding purposes. Voluntary contributions can be treated as a prepayment against the Company’s required special solvency payments and as at June 30, 2013, the Company had approximately $675 million of accumulated prepayments which remain available to offset future required solvency deficit payments. The Company expects to make total contributions in 2013 of approximately $235 million for all the Company’s pension plans and to apply approximately $205 million from its accumulated prepayments to satisfy the remainder of its estimated 2013 required solvency deficit payment.
Additional information relating to the pension plans is provided in Note 11 – Pensions and other postretirement benefits to the Company’s 2012 Annual Consolidated Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 7 - Income taxes

The Company recorded income tax expense of $265 million for the three months ended June 30, 2013 and $443 million for the six months ended June 30, 2013, compared to $277 million and $502 million, respectively, for the same periods in 2012. Included in the 2013 figures was a net income tax recovery of $26 million consisting of a $5 million income tax expense resulting from the enactment of higher provincial corporate income tax rates and $15 million income tax recovery resulting from the recognition of U.S. state income tax losses, which were both recorded in the second quarter; and a $16 million income tax recovery resulting from a revision of the apportionment of U.S. state income taxes, which was recorded in the first quarter. Included in the 2012 figures was a net income tax expense of $28 million recorded in the second quarter consisting of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment.

Note 8 - Major commitments and contingencies

A. Commitments
As at June 30, 2013, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $637 million ($735 million as at December 31, 2012). The Company also has estimated remaining commitments of approximately $185 million (US$175 million), in relation to the U.S. federal government legislative requirement to implement positive train control (PTC) by 2015. In addition, it has estimated remaining commitments of approximately $105 million (US$100 million), in relation to the acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company, for railroad infrastructure improvements, grade separation projects as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities’ concerns. The Company also has agreements with fuel suppliers to purchase approximately 95% of its estimated 2013 volume, 80% of its anticipated 2014 volume, 60% of its anticipated 2015 volume, 60% of its anticipated 2016 volume and 20% of its anticipated 2017 volume at market prices prevailing on the date of the purchase.

B. Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. A comprehensive actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

United States
Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

  For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial study includes the projection of the Company’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at June 30, 2013, the Company had aggregate reserves for personal injury and other claims of $321 million, of which $58 million was recorded as a current liability ($314 million as at December 31, 2012, of which $82 million was recorded as a current liability).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at June 30, 2013, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 300 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
As at June 30, 2013, the Company had aggregate accruals for environmental costs of $119 million, of which $33 million was recorded as a current liability ($123 million as at December 31, 2012, of which $31 million was recorded as a current liability). The Company anticipates that the majority of the liability at June 30, 2013 will be paid out over the next five years. However, some costs may be paid out over a longer period. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
(iv)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2013 and 2021, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at June 30, 2013, the maximum exposure in respect of these guarantees was $169 million. There are no recourse provisions to recover any amounts from third parties.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(ii) Other guarantees
As at June 30, 2013, the Company, including certain of its subsidiaries, had granted $527 million of irrevocable standby letters of credit and $35 million of surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at June 30, 2013, the maximum potential liability under these guarantee instruments was $562 million, of which $493 million related to workers’ compensation and other employee benefit liabilities and $69 million related to equipment under leases and other liabilities. The letters of credit were drawn on the Company’s bilateral letter of credit facilities. The Company had not recorded a liability as at June 30, 2013 with respect to these guarantee instruments as they related to the Company’s future performance and the Company did not expect to make any payments under these guarantee instruments. The majority of the guarantee instruments mature at various dates between 2013 and 2015.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:
(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions;
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third-party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements; and

(l)	acquisition agreements.

To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be reasonably determined.
During the period, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be reasonably determined. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 9 - Financial instruments

For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is believed to be consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1:                Quoted prices for identical instruments in active markets.
Level 2:
Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3:                Significant inputs to the valuation model are unobservable.

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Restricted cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other:
The carrying amounts approximate fair value because of the short maturity of these instruments. Cash and cash equivalents and Restricted cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are classified as Level 1. Accounts receivable, Other current assets, and Accounts payable and other are classified as Level 2 as they may not be priced using quoted prices, but rather determined from market observable information.

(ii) Intangible and other assets:
Included in Intangible and other assets are equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value is estimated based on the Company’s proportionate share of the underlying net assets. Intangible and other assets are classified as Level 3 as their fair value is based on significant unobservable inputs.

(iii) Debt:
The fair value of the Company’s debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company’s debt is classified as Level 2.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at June 30, 2013 and December 31, 2012 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	June 30, 2013		December 31, 2012
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$33	$136	$30	$125
Financial liabilities
Total debt	$7,463	$8,513	$6,900	$8,379

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 10 - Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2013	2012	2013	2012

Net income	$717	$631	$1,272	$1,406

Weighted-average shares outstanding	423.1	437.2	424.9	439.1
Effect of stock options	1.5	2.3	1.5	2.4
Weighted-average diluted shares outstanding	424.6	439.5	426.4	441.5

Basic earnings per share	$1.69	$1.44	$2.99	$3.20
Diluted earnings per share	$1.69	$1.44	$2.98	$3.18

Basic earnings per share are calculated based on the weighted-average number of common shares outstanding over each period. Diluted earnings per share are calculated based on the weighted-average diluted shares outstanding using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period. The weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was nil and 0.1 million for the three and six months ended June 30, 2013, respectively, and 0.1 million for both the corresponding periods in 2012.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 11 – Accumulated other comprehensive income (loss)

The following tables provide the components, the change and the reclassifications out of Accumulated other comprehensive income (loss) for the three and six months ended June 30, 2013:

In millions	Derivative instruments	Pension and other postretirement benefit plans	Foreign currency items	Total before tax		Tax recovery (expense)		Total net of tax

Beginning balance at April 1, 2013	$8	$(3,230)	$(567)	$(3,789)		$602		$(3,187)
Other comprehensive income (loss)
before reclassifications:
Foreign currency translation adjustments	-	-	23	23		28		51
Amounts reclassified from accumulated
other comprehensive income (loss):
Amortization of net actuarial loss	-	54	-	54	(1)	(13)	(2)	41
Amortization of prior service cost	-	2	-	2	(1)	(1)	(2)	1
Other comprehensive income	-	56	23	79		14		93
Ending balance at June 30, 2013	$8	$(3,174)	$(544)	$(3,710)		$616		$(3,094)

In millions	Derivative instruments	Pension and other postretirement benefit plans	Foreign currency items	Total before tax		Tax recovery (expense)		Total net of tax

Beginning balance at January 1, 2013	$8	$(3,290)	$(579)	$(3,861)		$604		$(3,257)
Other comprehensive income (loss)
before reclassifications:
Foreign currency translation adjustments	-	-	35	35		42		77
Amounts reclassified from accumulated
other comprehensive income (loss):
Amortization of net actuarial loss	-	113	-	113	(1)	(29)	(2)	84
Amortization of prior service cost	-	3	-	3	(1)	(1)	(2)	2
Other comprehensive income	-	116	35	151		12		163
Ending balance at June 30, 2013	$8	$(3,174)	$(544)	$(3,710)		$616		$(3,094)

(1) Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost (income). See Note 6 - Pensions and other postretirement benefits to the Company’s unaudited Interim Consolidated Financial Statements.

(2) Included in Income tax expense on the Consolidated Statement of Income.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following tables provide the components, the change and the reclassifications out of Accumulated other comprehensive income (loss) for the three and six months ended June 30, 2012:

In millions	Derivative instruments	Pension and other postretirement benefit plans	Foreign currency items	Total before tax		Tax recovery (expense)		Total net of tax

Beginning balance at April 1, 2012	$8	$(2,717)	$(579)	$(3,288)		$454		$(2,834)
Other comprehensive income (loss)
before reclassifications:
Foreign currency translation adjustments	-	-	3	3		17		20
Amounts reclassified from accumulated
other comprehensive income (loss):
Amortization of net actuarial loss	-	31	-	31	(1)	(7)	(2)	24
Amortization of prior service cost	-	2	-	2	(1)	(1)	(2)	1
Other comprehensive income	-	33	3	36		9		45
Ending balance at June 30, 2012	$8	$(2,684)	$(576)	$(3,252)		$463		$(2,789)

In millions	Derivative instruments	Pension and other postretirement benefit plans	Foreign currency items	Total before tax		Tax recovery (expense)		Total net of tax

Beginning balance at January 1, 2012	$8	$(2,750)	$(574)	$(3,316)		$477		$(2,839)
Other comprehensive income (loss)
before reclassifications:
Foreign currency translation adjustments	-	-	(2)	(2)		-		(2)
Amounts reclassified from accumulated
other comprehensive income (loss):
Amortization of net actuarial loss	-	62	-	62	(1)	(12)	(2)	50
Amortization of prior service cost	-	4	-	4	(1)	(2)	(2)	2
Other comprehensive income (loss)	-	66	(2)	64		(14)		50
Ending balance at June 30, 2012	$8	$(2,684)	$(576)	$(3,252)		$463		$(2,789)

(1) Reclassified to Labor and fringe benefits on the Consolidated Statement of Income and included in components of net periodic benefit cost (income). See Note 6 - Pensions and other postretirement benefits to the Company’s unaudited Interim Consolidated Financial Statements.

(2) Included in Income tax expense on the Consolidated Statement of Income.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP) - unaudited

	Three months ended		Six months ended
	June 30		June 30
	2013	2012	2013	2012

Statistical operating data

Rail freight revenues ($ millions)	2,401	2,274	4,666	4,421
Gross ton miles (GTM) (millions)	101,547	96,886	197,848	189,479
Revenue ton miles (RTM) (millions)	52,702	50,324	103,278	99,373
Carloads (thousands)	1,316	1,286	2,547	2,491
Route miles (includes Canada and the U.S.) (1)	20,000	20,000	20,000	20,000
Employees (end of period)	23,925	23,667	23,925	23,667
Employees (average for the period)	23,926	23,603	23,681	23,380

Productivity

Operating ratio (%)	60.9	61.3	64.5	63.6
Rail freight revenue per RTM (cents)	4.56	4.52	4.52	4.45
Rail freight revenue per carload ($)	1,824	1,768	1,832	1,775
Operating expenses per GTM (cents)	1.60	1.61	1.67	1.64
Labor and fringe benefits expense per GTM (cents)	0.49	0.52	0.54	0.53
GTMs per average number of employees (thousands)	4,244	4,105	8,355	8,104
Diesel fuel consumed (US gallons in millions)	103.5	97.4	205.2	194.3
Average fuel price ($/US gallon)	3.43	3.41	3.52	3.47
GTMs per US gallon of fuel consumed	981	995	964	975

Safety indicators

Injury frequency rate per 200,000 person hours (2)	1.41	1.35	1.39	1.29
Accident rate per million train miles (2)	2.10	2.19	2.11	2.18

Financial ratio

Debt-to-total capitalization ratio (% at end of period) (3)	39.6	37.8	39.6	37.8
(1) Rounded to the nearest hundred miles.
(2) Based on Federal Railroad Administration (FRA) reporting criteria.
(3) Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt, divided by the sum of total debt plus total shareholders’ equity.

Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available, as such certain of the 2012 comparative data and related productivity measures have been restated.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP) - unaudited

	Three months ended June 30				Six months ended June 30

	2013	2012	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2013	2012	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)

Revenues (millions of dollars)
Petroleum and chemicals	478	405	18%	17%	935	797	17%	17%
Metals and minerals	304	293	4%	3%	586	566	4%	3%
Forest products	358	344	4%	3%	694	672	3%	3%
Coal	187	187	-	(1%)	352	354	(1%)	(1%)
Grain and fertilizers	383	366	5%	4%	784	763	3%	2%
Intermodal	543	526	3%	3%	1,035	986	5%	5%
Automotive	148	153	(3%)	(4%)	280	283	(1%)	(2%)
Total rail freight revenues	2,401	2,274	6%	5%	4,666	4,421	6%	5%
Other revenues	265	269	(1%)	(2%)	466	468	-	(1%)
Total revenues	2,666	2,543	5%	4%	5,132	4,889	5%	4%

Revenue ton miles (millions)
Petroleum and chemicals	10,841	8,967	21%	21%	21,395	17,834	20%	20%
Metals and minerals	5,207	5,069	3%	3%	10,197	10,007	2%	2%
Forest products	7,543	7,522	-	-	14,809	14,988	(1%)	(1%)
Coal	5,945	6,091	(2%)	(2%)	11,285	11,600	(3%)	(3%)
Grain and fertilizers	10,442	10,616	(2%)	(2%)	21,451	22,197	(3%)	(3%)
Intermodal	11,989	11,272	6%	6%	22,736	21,290	7%	7%
Automotive	735	787	(7%)	(7%)	1,405	1,457	(4%)	(4%)
	52,702	50,324	5%	5%	103,278	99,373	4%	4%
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.56	4.52	1%	-	4.52	4.45	2%	1%
Commodity groups:
Petroleum and chemicals	4.41	4.52	(2%)	(3%)	4.37	4.47	(2%)	(3%)
Metals and minerals	5.84	5.78	1%	-	5.75	5.66	2%	1%
Forest products	4.75	4.57	4%	3%	4.69	4.48	5%	4%
Coal	3.15	3.07	3%	2%	3.12	3.05	2%	2%
Grain and fertilizers	3.67	3.45	6%	6%	3.65	3.44	6%	6%
Intermodal	4.53	4.67	(3%)	(3%)	4.55	4.63	(2%)	(2%)
Automotive	20.14	19.44	4%	3%	19.93	19.42	3%	2%

Carloads (thousands)
Petroleum and chemicals	149	146	2%	2%	300	292	3%	3%
Metals and minerals	274	268	2%	2%	518	513	1%	1%
Forest products	113	113	-	-	224	225	-	-
Coal	110	109	1%	1%	207	215	(4%)	(4%)
Grain and fertilizers	133	139	(4%)	(4%)	275	282	(2%)	(2%)
Intermodal	477	451	6%	6%	909	850	7%	7%
Automotive	60	60	-	-	114	114	-	-
	1,316	1,286	2%	2%	2,547	2,491	2%	2%
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,824	1,768	3%	2%	1,832	1,775	3%	3%
Commodity groups:
Petroleum and chemicals	3,208	2,774	16%	15%	3,117	2,729	14%	13%
Metals and minerals	1,109	1,093	1%	1%	1,131	1,103	3%	2%
Forest products	3,168	3,044	4%	3%	3,098	2,987	4%	3%
Coal	1,700	1,716	(1%)	(1%)	1,700	1,647	3%	3%
Grain and fertilizers	2,880	2,633	9%	9%	2,851	2,706	5%	5%
Intermodal	1,138	1,166	(2%)	(3%)	1,139	1,160	(2%)	(2%)
Automotive	2,467	2,550	(3%)	(4%)	2,456	2,482	(1%)	(2%)

(1) See supplementary schedule entitled Non-GAAP Measures for an explanation of this Non-GAAP measure.
Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures

For the three and six months ended June 30, 2013, the Company reported adjusted net income of $704 million, or $1.66 per diluted share and $1,223 million, or $2.87 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2013 exclude an income tax expense of $5 million ($0.01 per diluted share) resulting from the enactment of higher provincial corporate income tax rates and a gain on exchange of perpetual railroad operating easements including the track and roadway assets on specific rail lines (collectively the “exchange of easements”) in the amount of $29 million, or $18 million after-tax ($0.04 per diluted share). The adjusted figures for the six months ended June 30, 2013 also exclude a gain on disposal of a segment of the Oakville subdivision, together with the rail fixtures and certain passenger agreements (collectively the “Lakeshore West”), of $40 million, or $36 million after-tax ($0.08 per diluted share).
For the three and six months ended June 30, 2012, the Company reported adjusted net income of $659 million, or $1.50 per diluted share and $1,182 million, or $2.67 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2012 exclude a net income tax expense of $28 million ($0.06 per diluted share) consisting of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment. The adjusted figures for the six months ended June 30, 2012 also exclude a gain on disposal of a segment of the Bala and a segment of the Oakville subdivisions, together with the rail fixtures and certain passenger agreements (collectively the “Bala-Oakville”), of $281 million, or $252 million after-tax ($0.57 per diluted share).
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2013 unaudited Interim Consolidated Financial Statements and Notes thereto. The following tables provide a reconciliation of net income and earnings per share, as reported for the three and six months ended June 30, 2013 and 2012, to the adjusted performance measures presented herein.

	Three months ended			Six months ended
	June 30, 2013			June 30, 2013

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,666	$-	$2,666	$5,132	$-	$5,132
Operating expenses	1,624	-	1,624	3,310	-	3,310
Operating income	1,042	-	1,042	1,822	-	1,822
Interest expense	(88)	-	(88)	(177)	-	(177)
Other income	28	(29)	(1)	70	(69)	1
Income before income taxes	982	(29)	953	1,715	(69)	1,646
Income tax expense	(265)	16	(249)	(443)	20	(423)
Net income	$717	$(13)	$704	$1,272	$(49)	$1,223
Operating ratio	60.9%		60.9%	64.5%		64.5%
Effective tax rate	27.0%		26.1%	25.8%		25.7%
Basic earnings per share	$1.69	$(0.03)	$1.66	$2.99	$(0.11)	$2.88
Diluted earnings per share	$1.69	$(0.03)	$1.66	$2.98	$(0.11)	$2.87

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

	Three months ended			Six months ended
	June 30, 2012			June 30, 2012

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,543	$-	$2,543	$4,889	$-	$4,889
Operating expenses	1,558	-	1,558	3,111	-	3,111
Operating income	985	-	985	1,778	-	1,778
Interest expense	(86)	-	(86)	(172)	-	(172)
Other income	9	-	9	302	(281)	21
Income before income taxes	908	-	908	1,908	(281)	1,627
Income tax expense	(277)	28	(249)	(502)	57	(445)
Net income	$631	$28	$659	$1,406	$(224)	$1,182
Operating ratio	61.3%		61.3%	63.6%		63.6%
Effective tax rate	30.5%		27.4%	26.3%		27.4%
Basic earnings per share	$1.44	$0.06	$1.50	$3.20	$(0.51)	$2.69
Diluted earnings per share	$1.44	$0.06	$1.50	$3.18	$(0.51)	$2.67

Constant currency

Although CN conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange-rate fluctuations.
Financial results at “constant currency” allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rate was $1.02 per US$1.00 for both the three and six months ended June 30, 2013, and $1.01 per US$1.00 for both the three and six months ended June 30, 2012.
     On a constant currency basis, the Company’s 2013 second quarter and first half net income would have both been lower by $4 million, or $0.01 per diluted share. The following table presents a reconciliation of 2013 net income as reported to net income on a constant currency basis:

	Three months ended	Six months ended
In millions	June 30, 2013	June 30, 2013

Net income, as reported	$717	$1,272
Add back:
Positive impact due to the weakening Canadian dollar included in net income	(3)	(3)
Add:
Decrease due to the weakening Canadian dollar on additional year-over-year US$ net income	(1)	(1)
Impact of foreign exchange using constant currency rates	(4)	(4)
Net income, on a constant currency basis	$713	$1,268

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Free cash flow

The Company generated $457 million and $437 million of free cash flow for the three and six months ended June 30, 2013, respectively, compared to $655 million and $703 million for the same periods in 2012, respectively. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as the sum of net cash provided by operating activities, adjusted for changes in cash and cash equivalents resulting from foreign exchange fluctuations; and net cash provided by (used in) investing activities, adjusted for changes in restricted cash and cash equivalents, if any, the impact of major acquisitions, if any; and the payment of dividends, calculated as follows:

	Three months ended		Six months ended
	June 30		June 30
In millions	2013	2012	2013	2012
Net cash provided by operating activities	$1,063	$1,211	$1,384	$1,336
Net cash used in investing activities	(411)	(366)	(572)	(277)
Net cash provided before financing activities	652	845	812	1,059

Adjustments:
Dividends paid	(182)	(163)	(365)	(328)
Change in restricted cash and cash equivalents	(15)	(27)	(24)	(27)
Effect of foreign exchange fluctuations on US dollar-denominated
cash and cash equivalents	2	-	14	(1)
Free cash flow	$457	$655	$437	$703

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company
Date:	July 22 , 2013	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel